CHASE CARD FUNDING LLC

201 North Walnut Street

Wilmington, Delaware 19801

August 4, 2026

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Chase Card Funding LLC
Chase Issuance Trust
Registration Statement on Form SF-3
File Nos. 333-297079 and 333-297079-01

Ladies and Gentlemen:

Chase Card Funding LLC, in its capacity as depositor for Chase Issuance Trust, hereby requests that the effective date of the above-referenced registration statement be accelerated to 9 a.m. (EST) on August 7, 2026 or as soon as practicable thereafter.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with the undersigned, via telephone at (212) 270-5426 or email at stephen.b.grant@jpmorgan.com, or our outside counsel Boong-Kyu (B.K.) Lee, of the law firm Alston & Bird LLP, via telephone at (212) 905-9138 or email at bklee@alston.com, to confirm that the registration statement was declared effective.

Thank you for your attention to this matter.

Sincerely, CHASE CARD FUNDING LLC as depositor of Chase Issuance Trust

By:	/s/ Stephen B. Grant
Name: Stephen B. Grant Title: Secretary and Managing Director